

June 23, 2011

Via Email

Ms. Denise Houghtaling, Chief Executive Officer
MAJIC Wheels Corp.
7908 Interstate Court
North Ft Myers, Florida 33917

> **Re: MAJIC Wheels Corp.**
> **Item 4.01 Form 8-K**
> **Filed June 14, 2011**
> **File No. 000-53110**

Dear Ms. Houghtaling:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

As appropriate, please amend your filing and respond to this comment within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

1. Please amend your Form 8-K to state, if true, that as a result of the staff's letter to the company on March 2, 2011, the former auditor was dismissed. Alternatively, please amend to disclose if the auditor resigned, or decline to stand for reelection. Disclose the date your relationship with your former auditor officially ended.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3624 with any questions.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant